January 27, 2014 Mr. Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549	Paul R. Zeller Senior Vice President & Chief Financial Officer Imation Corp. 1 Imation Way Oakdale, MN 55128 przeller@imation.com 651-704-5141 phone 651-704-7845 fax

RE:	Imation Corp.

Form 10-K for the Year Ended December 31, 2012

Filed March 13, 2013

File No. 1-14310

Dear Mr. Spirgel:

On behalf of Imation Corp. (“Imation” or “the Company”), this letter is in reply to your comment letter dated December 24, 2013 with respect to the above-referenced Form 10-K. Our responses are set forth below following the text of each comment contained in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 49

Comment No. 1

We note your disclosure on page 26 of your Form 10-Q for the quarterly period ended September 30, 2013 where you state that your storage and security solution business includes services and software for backup archiving as well as software solutions. Please expand your revenue recognition policy to discuss your accounting for software and service revenue.

Response:

We acknowledge the need to expand our revenue recognition policy in Note 2 – Summary of Significant Accounting Policies due to the acquisition of Nexsan Corporation (Nexsan) which was completed on December 31, 2012 and had planned to do so in our Form 10-K for the year ended December 31, 2013. We will update the disclosure substantially to the following effect in our revenue recognition policy in

Mr. Spirgel

United States Securities and Exchange Commission

January 27, 2014

Note 2 – Summary of Significant Accounting Policies in our Form 10-K for the year ended December 31, 2013. For context in your review of this new disclosure, our service revenue for the year ended December 31, 2013 is anticipated to be approximately $10 million, or 1 percent of our consolidated revenue, and there are no instances in which we recognize revenue separately for software.

The majority of the Company’s storage and security solutions products have both software and non-software components that together deliver the products’ essential functionality. The software is embedded within the hardware and sold together as a single storage solution to the customer. Accordingly, the software and non-software components do not qualify as separate units of accounting as prescribed in ASC 605-25 and are combined as a single unit of accounting. There are no situations where revenue is recognized separately for software.

We also offer services in conjunction with our storage and security solutions products which may include installation, training, hardware maintenance and software support. For such services that are determined to be essential to the functionality of the product, such as certain installation services, the product and services do not qualify as separate units of accounting as prescribed in ASC 605-25 and are combined as a single unit of accounting. In situations where the sale of our storage and security solutions products and associated services qualify as multiple element arrangements, we allocate arrangement consideration to each unit of accounting based on its relative selling price and revenue is recognized for each element when all of the criteria for revenue recognition for such elements have been met.

Revenue associated with stand-alone service arrangements (such as maintenance arrangements) that are sold separately is recorded ratably over the service period.

Note 4 – Acquisitions, page 51

Comment No. 2

Please disclose supplemental pro forma information as if the Nexsan acquisition had occurred as of the beginning of the annual reporting periods presented. Refer to ASC 805-10-50-2.

Response:

We will disclose supplemental pro forma information including revenue and earnings of the combined entity under ASC 805-10-50-2 in our Form 10-K for the year ended December 31, 2013. We are in the process of determining the pro forma amounts which will be presented in our Form 10-K for the year ended December 30, 2013. The disclosure is expected to be substantially consistent with the below draft:

Nexsan did not contribute to the revenue or earnings of Imation for the year ended December 31, 2012, as it was acquired on December 31, 2012. The following unaudited supplemental pro forma information is provided for illustrative purposes only, giving effect to the combination as if the acquisition of Nexsan had occurred on January 1, 2011 and should not be relied upon as being indicative of the historical results that would have been obtained if the acquisition had actually occurred on that date, nor of the results that may be obtained in the future.

Mr. Spirgel

United States Securities and Exchange Commission

January 27, 2014

	Pro Forma Year Ended
	December 31,
(In millions)	2012			2011
Net revenue	$	X,XXX.X		$	X,XXX.X
Loss from continuing operations	$	(XXX.X	)	$	(XXX.X	)

The unaudited pro forma amounts have been calculated as if the acquisition had occurred on January 1, 2011 and include the following adjustments: (i) additional amortization expense of $X.X million for each of the years ended December 31, 2012 and 2011 that would have been recorded for the intangible assets recognized as part of the acquisition, (ii) adjustment of $X.X million and $X.X million for the years ended December 31, 2012 and 2011, respectively, associated with the deferred revenue recorded as part of the purchase accounting for the acquisition, (iii) the elimination of compensation expense of $X.X million for the year ended December 31, 2012, recognized as a result of the acquisition, (iv) the elimination of interest expense of $X.X million and $X.X million for the years ended December 31, 2012 and 2011, respectively, related to Nexsan debt obligations that were repaid upon closing of the acquisition and (v) the elimination of transaction costs incurred of $X.X million for the year ended December 31, 2012 directly associated with the acquisition of Nexsan. Pro forma loss from continuing operations has also been calculated to reflect estimated adjustments to Imation’s income tax provision as if the acquisition had occurred on January 1, 2011. There were no material pro forma adjustments necessary as a result of conforming Nexsan’s accounting policies to those utilized by Imation.

Note 6 – Intangible Assets and Goodwill, page 56

Intangible Assets, page 57

Comment No. 3

We note your disclosure that certain asset groups exceeded the undiscounted cash flows expected to be generated by the asset group and that for these asset groups you recorded an impairment charge of $260.5 million. Given the significance of this impairment, please expand your disclosure to specifically discuss the asset groups and intangible assets that were impaired. For each asset group impaired discuss specific factors that caused a change in assumptions, such as estimated cash flows.

Response:

In our Form 10-K for the year ended December 31, 2013, we will add disclosure to specifically identify the asset groups and the types of intangible assets in the asset groups that were impaired as of December 31, 2012. Additionally, for these asset groups we will disclose additional information about the factors that caused the change in assumptions that led to the impairment. Please note that changes in our estimated future cash flows associated with these asset groups was the common factor that led to the triggering event in the fourth quarter of 2012 for all asset groups that had an impairment in 2012.

Disclosure substantially to the following effect will be inserted immediately after the fourth paragraph following the intangible asset table in Note 6 – Intangible Assets and Goodwill. The remainder of the footnote will remain consistent with what was previously disclosed.

Mr. Spirgel

United States Securities and Exchange Commission

January 27, 2014

The impairment of these intangible assets was accounted for in accordance with ASC 360-10. The following illustrates the carrying values, estimated fair values and impairment losses recorded, by asset group, associated with the fourth quarter 2012 impairment charge:

(In millions)	Carrying Value	Estimated Fair Value	Impairment
Memorex Asset Group	$164.2	$8.6	$155.6
TDK Asset Group	96.7	6.3	90.4
Memcorp Asset Group	8.5	0.0	8.5
Imation Asset Group	6.0	0.0	6.0

Total			$260.5

The intangible assets included within each of the above asset groups (all of which were impaired) consisted primarily of trade names, customer lists and intellectual property relating to each brand. The remaining intangible assets within the Memorex and TDK asset groups as of December 31, 2012 subsequent to the impairment charge consisted of trade names.

In reviewing these asset groups to determine whether a triggering event had occurred which would require an impairment test, we assessed factors impacting the asset groups including our views associated with changes in the estimated future cash flows associated with each of our asset groups. Revenues for the Memorex, TDK and Imation asset groups are derived primarily from sales of optical and magnetic media with each asset group having its own separately identifiable stream of cash flows. Revenues for the Memcorp asset group are derived primarily from sales of consumer electronics under the Memorex brand name. During the fourth quarter of 2012, the magnitude of decline in certain of our key product lines across the aforementioned asset groups widened and, at that time, we determined that we now expected this rate of decline to continue into the foreseeable future. This determination resulted in our decision in the fourth quarter of 2012 to accelerate our strategic transformation (as further described in Note 1—Basis of Presentation) and to further focus our efforts on our growth categories in data storage and data security. As a result of this determination in the fourth quarter of 2012, we revised our revenue forecast and projected cash flows and accordingly, concluded that a triggering event to test our long-lived assets for impairment had occurred.

Comment No. 4

In addition we note your disclosure on page 58-59 which states, “During the second and third quarters of 2012, we adjusted our internal financial forecast for our America-Mobile Security reporting unit due to changes in the timing of expected cash flows and lower than expected short-term revenues and gross margins. As we considered these factors to be an event that warranted an interim test as to whether the goodwill was impaired we performed an interim impairment test as of each of these periods” In this regard, tell us how you considered impairment testing for your intangible assets other than goodwill prior to the fourth quarter of 2012.

Mr. Spirgel

United States Securities and Exchange Commission

January 27, 2014

Response:

During the second and third quarters of 2012, as a result of adjusting our internal financial forecast for our Americas-Mobile Security reporting unit and determining we had a triggering event for our goodwill assigned to this reporting unit, we also considered whether we had an impairment of the intangible assets associated with this business under ASC 360-10-35-21. Within our Mobile Security business, the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets is the same as the Americas-Mobile Security reporting unit (i.e. the same level for which we test Americas-Mobile Security reporting unit goodwill for impairment). Accordingly, the estimates of future cash flows utilized to assess our Americas-Mobile Security goodwill for impairment were also, in part, utilized to determine if there was an impairment of the intangible assets related to the Americas-Mobile Security reporting unit. Based on such estimates of future cash flows, on an undiscounted basis and projected over the life of the primary asset within the Americas-Mobile Security reporting unit, we concluded that we did not have an impairment of our intangible assets within this asset group.

We will add disclosure in future filings to the effect that we tested the intangible assets within the Americas-Mobile Security reporting unit during the second and third quarters of 2012 resulting in no impairment. Additional disclosure substantially to the following effect will be inserted immediately after the intangible asset table in Note 6 – Intangible Assets and Goodwill.

As noted below under our goodwill disclosure, during the second and third quarters of 2012, we performed interim goodwill impairment testing for our Americas-Mobile Security business due to changes in the timing of expected cash flows and lower than expected short-term revenues and gross margins. We also determined these factors to be an event that warranted interim tests as to whether our intangible assets associated with the Americas-Mobile Security business were impaired. Based on our impairment analysis performed in the second and third quarters of 2012, we concluded that we did not have an impairment of our intangible assets in the Americas-Mobile Security asset group at those times.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are responsive to the staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (651) 704-5141.

Sincerely,

/s/ Paul R. Zeller
Paul R. Zeller
Senior Vice President and Chief Financial Officer